

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2010

Ms. Luisa Ingargiola
Chief Financial Officer
MagneGas Corporation
150 Rainville Road
Tarpon Springs, Florida 34689

Re: **MagneGas Corporation**
        Form 10-K for the Fiscal Year Ended December 31, 2009
        Filed March 29, 2010
        File No. 000-51883

Dear Ms. Ingargiola:

We have completed our review of your filings and do not have any further comments at
this time.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief